VIA EDGAR

Wildfire New PubCo, Inc.

386 Park Avenue South, FL 20

New York, NY 10016

December 14, 2022

Brian Fetterolf & Mara Ransom

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Wildfire New PubCo, Inc.

Amendment No. 4 to Registration Statement on Form S-4

Filed December 12, 2022

File No. 333-266840

Dear Mr. Fetterolf & Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Wildfire New PubCo, Inc. (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-266840) filed by the Registrant on August 12, 2022, as amended by Amendment No. 1 filed on September 23, 2022, Amendment No. 2 filed on November 7, 2022, Amendment No. 3 filed on November 25, 2022 and Amendment No. 4 filed on December 12, 2022 (the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:30 p.m., Eastern time, on December 16, 2022 or as soon as reasonably practicable thereafter.

If you have any questions, please feel free to contact Jaclyn L. Cohen (Jackie.Cohen@ropesgray.com/telephone: 212.596.9296) of Ropes & Gray LLP or Michael E. Lubowitz (michael.lubowitz@weil.com/telephone: 212.310.8566) of Weil, Gotshal & Manges LLP. In addition, please notify Ms. Cohen or Mr. Lubowitz when this request for acceleration has been granted.

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Very truly yours,

Wildfire New PubCo, Inc.

By:	/s/ Robert F. Savage
Name: Robert F. Savage
Title: President

cc:	Jaclyn L. Cohen

Ropes & Gray LLP

Michael E. Lubowitz

Weil, Gotshal & Manges LLP